UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 7, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

INTERTAPE POLYMER GROUP INC.

TO:

Autorité des marchés financiers

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Department of Government Services, Newfoundland and Labrador

RE:	Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the annual and special meeting of shareholders of Intertape Polymer Group Inc. (the “Corporation”) held on June 7, 2017, and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the meeting:

1.	Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of the Corporation until the next annual meeting of shareholders, with the following results:

Name of Nominee	Votes for	%	Votes Withheld	%

Robert M. Beil	45,338,285	99.27	333,324	0.73

George J. Bunze	45,361,335	99.32	310,274	0.68

Frank Di Tomasso	44,094,965	96.55	1,576,644	3.45

Robert J. Foster	45,317,970	99.23	353,639	0.77

James Pantelidis	45,505,070	99.64	166,539	0.36

Jorge N. Quintas	45,527,854	99.69	143,755	0.31

Mary Pat Salomone	45,211,906	98.99	459,703	1.01

Gregory A. C. Yull	45,502,039	99.63	169,570	0.37

Melbourne F. Yull	45,500,624	99.63	170,985	0.37

2.	Appointment of Auditor

Raymond Chabot Grant Thornton LLP, Chartered Accountants, were appointed as auditor of the Corporation on a vote by show of hands.

3.	“Say on Pay” Vote

A resolution in the form annexed as Schedule A to the Management Information Circular of the Corporation dated April 26, 2017 (the “Circular”) accepting, in an advisory, non-binding capacity, the Corporation’s approach to executive compensation disclosed under “Compensation Discussion and Analysis” in the Circular on a vote by show of hands

Proxies received by the Corporation prior to the meeting were voted as follows:

Votes for	40,659, 127 shares (92.96%)	Votes against	3,080,026 shares (7.04%)

Signed the 7th day of June, 2017.

INTERTAPE POLYMER GROUP INC.

per:	(signed) Neil Wiener
Neil Wiener Secretary